Exhibit 99.1

Wise Group plc

Wise Group plc launches share buyback program

New York, NY, July 21, 2026 - Wise Group plc (Nasdaq: WSE; LSE: WISE) (the “Company”), the global technology company building the best way to move and manage the world’s money, today confirms the start of its share buyback program, which was previously announced on June 26, 2026. The Company has entered into non-discretionary arrangements with Goldman Sachs International (the “Broker”) to carry out the program. Under the program, the Broker will repurchase the Company’s Class A ordinary shares on the Company’s behalf for an aggregate maximum consideration of up to £405 million (approximately $540 million) (the “Buyback”).

Purchases can be made on Nasdaq and other applicable US trading venues, the London Stock Exchange, CBOE Europe Limited and Aquis. The Buyback will commence on July 21, 2026 and is expected to complete no later than March 31, 2027.

The Buyback is being undertaken for the purposes of reducing the Company’s share capital and satisfying obligations arising from employee share schemes and other equity awards. Approximately 40% of the shares repurchased as part of the Buyback will be transferred to the Company’s Employee Share Trust to satisfy employee equity awards, with the remaining 60% to be held in treasury.

The Broker will conduct the Buyback on the Company’s behalf and will make trading decisions in relation to the Buyback independently of the Company in accordance with certain pre-set parameters.

The Buyback will be conducted within the parameters prescribed by (i) applicable United States federal securities laws, including the pricing and volume requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934 (“Exchange Act”), as amended, and (ii) the EU Market Abuse Regulation (596/2014) and the Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), and within the scope of the Company’s existing authority to repurchase shares granted pursuant to a shareholder resolution of the Company passed on 29 April 2026 (the “Existing Authority”) and any further authority to be conferred at the 2026 Annual General Meeting. Purchases will be made pursuant to a trading plan intended to qualify under Rule 10b5-1 of the Exchange Act.

The maximum number of Class A ordinary shares which may be purchased or committed to be purchased by the Company under the program is 102,500,025, being the number of Class A ordinary shares remaining under the Existing Authority granted by shareholders of the Company.

The Company will seek renewal of the shareholder authority to repurchase shares at its next Annual General Meeting so that repurchases under the Buyback may continue. The existing shareholder authority to buy back shares will expire at the earlier of the close of business on September 30, 2026 or at the conclusion of the Company’s next Annual General Meeting.

The Company will make further announcements in respect of purchases under the Buyback as required by applicable law and regulation.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD LOOKING DISCLOSURE DISCLAIMER

This report may include forward-looking statements, which are based on current expectations and projections about future events. These statements may include, without limitation, any statements preceded by, followed by or including words such as “forward looking”, “guidance”, “target”, “believe”, “expect”, “intend”, “may”, “anticipate”, “estimate”, “forecast,” , “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and any other words and terms of similar meaning or the negative thereof. These forward-looking statements are subject to risks, uncertainties and assumptions about Wise and its subsidiaries. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

Past performance cannot be relied upon as a guide to future performance and should not be taken as a representation that trends or activities underlying past performance will continue in the future, and the statements in this report speak only as at the date of this report. No representation or warranty is made or will be made that any forward-looking statement will come to pass and there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements.

Wise expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statements contained in this report and disclaims any obligation to update its view of any risks or uncertainties described herein or to publicly announce the results of any revisions to the forward-looking statements made in this report, whether as a result of new information, future developments or otherwise, except as required by law.

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